Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021)	September 16, 2022

OFS Credit Company, Inc.
$70,000,000
Common Stock
This prospectus supplement supplements the prospectus dated June 7, 2021, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, and Amendment No. 4 thereto, dated December 7, 2021, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to September 15, 2022, we sold a total of 2,800,566 shares of common stock at a weighted average price of $13.88 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $38.4 million after deducting commissions and fees. Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

August 2022 Financial Update
On September 16, 2022, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of August 31, 2022 is between $11.09 and $11.19. This estimate is not a comprehensive statement of our financial condition or results for the month ended August 31, 2022. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending October 31, 2022, which will be reported in our Annual Report on Form N-CSR.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after August 31, 2022 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by the COVID-19 pandemic, changes in base interest and inflation rates, the ongoing conflict between Russia and Ukraine, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this August 2022 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Third Quarter 2022 Highlights and Financial Results

HIGHLIGHTS
•Net investment income (“NII”) of $3.5 million, or $0.42 per common share, for the fiscal quarter ended July 31, 2022. This compares to NII of $3.1 million, or $0.38 per common share, for the fiscal quarter ended April 30, 2022.
•Core net investment income (“Core NII”)1 of $4.5 million, or $0.54 per common share, for the fiscal quarter ended July 31, 2022. Core NII declined $3.2 million, or $0.43 per common share, from the prior quarter primarily due to rising interest rates, which caused a mismatch in asset and liability rate resets and the elimination of the LIBOR/SOFR floor benefit within the underlying CLO structure.
•On September 1, 2022, OFS Credit’s board of directors declared a quarterly distribution of $0.55 per share of common stock for the fiscal quarter ending October 31, 2022. The distribution is payable on October 31, 2022 in cash or shares of our common stock to stockholders of record as of September 13, 2022. The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution, excluding any cash paid for fractional shares.
•As of July 31, 2022, the weighted average effective yield of our investment portfolio at amortized cost was 16.86%.

SELECTED FINANCIAL HIGHLIGHTS
(in thousands, except per share data)
	As of July 31, 2022	As of April 30, 2022
Investment portfolio, at fair value	$147,903	$158,666
Net asset value per share	$10.61	$12.44

	For the Fiscal Quarter Ended

(Per common share)	July 31, 2022	April 30, 2022

Net investment income	$0.42	$0.38
Net unrealized loss	(1.63)	(1.10)
Earnings (loss)	$(1.21)	$(0.72)

Core NII — Non-GAAP
Net investment income	$0.42	$0.38
CLO equity adjustments	0.12	0.59
Core NII	$0.54	$0.97
1 On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Core NII represents NII adjusted for additional applicable cash distributions received on our CLO equity investments. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

DISTRIBUTIONS
On September 1, 2022, our board of directors declared the following distribution on shares of our common stock.

Record Date	Payable Date	Distribution Per Common Share [2]
September 13, 2022	October 31, 2022	$0.55
2 The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution to be paid, excluding any cash paid for fractional shares. The remainder of the distribution (approximately 80%) will be paid in the form of shares of our common stock. The exact distribution of cash and stock to any given stockholder will be dependent upon each stockholder's election as well as the elections of other stockholders, subject to the pro-rata limitation.

PORTFOLIO AND INVESTMENT ACTIVITIES
As of July 31, 2022, the total fair value of our investment portfolio was approximately $147.9 million, which was equal to approximately 83% of amortized cost. During the quarter ended July 31, 2022, we made additional investments of approximately $5.2 million and received approximately $1.4 million from sales and repayments of our investments.

Portfolio Overview
($ in millions)	As of July 31, 2022	As of April 30, 2022
Investment portfolio, at fair value	$147.9	$158.7
Total number of portfolio companies	64	63
Weighted-average effective yield	16.86%	15.15%

	For the Fiscal Quarter Ended
Portfolio Activity	July 31, 2022	April 30, 2022
CLO equity investments	$4.0	$15.6
Loan accumulation facility investments	1.2	3.4
Total investments	$5.2	$19.0
RESULTS OF OPERATIONS
Interest Income
For the fiscal quarter ended July 31, 2022, interest income increased to $6.8 million compared to $6.0 million in the prior quarter. The increase in interest income was primarily due to an increase in the earned yield on investments to 15.4% from 14.2% during the prior quarter.
Expenses
For the fiscal quarter ended July 31, 2022, total expenses increased $0.37 million to $3.34 million compared to $2.97 million for the prior quarter, primarily due to an increase in incentive fees.
Net realized and unrealized gain (loss)
For the fiscal quarter ended July 31, 2022, net unrealized depreciation of $13.5 million was primarily due to widening of liquid credit market spreads.

OFS Credit Company, Inc.
Statement of Assets and Liabilities

July 31, 2022
(unaudited)
Assets:
Investments, at fair value (amortized cost of $177,386,461)	$147,903,206
Cash	8,675,066
Interest receivable	365,306
Other assets	117,879
Total assets	$157,061,457

Liabilities:
Preferred stock (net of deferred issuance costs of $1,809,074)	$62,190,926
Payable to adviser and affiliates	2,166,071
Accrued professional fees	329,241
Other liabilities	51,632
Total liabilities	$64,737,870

Net assets	$92,323,587

Net assets consists of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 8,700,340 shares issued and outstanding as of July 31, 2022	$8,700
Paid-in capital in excess of par	107,444,122
Total accumulated losses	(15,129,235)
Total net assets	$92,323,587

Net asset value per share	$10.61

OFS Credit Company, Inc.
Statements of Operations

	Three Months Ended	Nine Months Ended
	July 31, 2022	July 31, 2022
	(unaudited)	(unaudited)
Investment income:
Interest income	$6,849,518	$18,717,696

Operating expenses:
Interest expense	1,021,241	3,027,275
Management fees	690,772	2,194,372
Incentive fees	876,473	2,033,660
Administration fees	326,811	1,133,016
Professional fees	211,150	670,859
Board of directors fees	45,000	135,000
Other expenses	172,180	426,019
Total operating expenses	3,343,627	9,620,201

Net investment income	3,505,891	9,097,495

Net realized and unrealized gain (loss)
Loss on redemption of preferred stock	—	(384,729)
Net change in unrealized depreciation on investments	(13,545,693)	(22,374,743)
Net realized and unrealized loss	(13,545,693)	(22,759,472)

Net decrease in net assets resulting from operations	$(10,039,802)	$(13,661,977)

Supplemental Information Regarding Core Net Investment Income

We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for additional applicable cash distributions received on our CLO equity investments. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of Company’s financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.
Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current amortized cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).
Furthermore, in order for the Company to continue to qualify for tax treatment as a regulated investment company, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. Therefore, Core NII may provide a better indication of our estimated taxable income for a reporting period than GAAP NII; we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

The following table provides a reconciliation of GAAP NII to Core NII for the fiscal quarters ended July 31, 2022 and April 30, 2022:

	For the Fiscal Quarter Ended July 31, 2022		For the Fiscal Quarter Ended April 30, 2022
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$3,505,891	$0.42	$3,061,084	$0.38
CLO equity adjustments	1,013,500	0.12	4,706,825	0.59
Core NII	$4,519,391	$0.54	$7,767,909	$0.97

SCHEDULE OF INVESTMENTS AS OF JULY 31, 2022

On September 9, 2022, the Company filed its monthly report on Form N-PORT for the month ended July 31, 2022, which included the Schedule of Investments as of July 31, 2022. The Schedule of Investments is attached hereto.
Information contained on our website is not incorporated by reference into this prospects supplement or the Prospectus, and you should not consider that information to be part of this prospectus supplement or the Prospectus

Company and Investment (1) (2)	Interest Rate /Effective Yield (3)	Spread Above Index (4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
CLO Debt Securities

LCM 31 CLO
Mezzanine Debt - Class E	9.79%	(L +7.08%)	12/18/2020	1/20/2032	$250,000	$248,182	$233,549	0.3%

VCP CLO II
Mezzanine Debt - Class E	10.91%	(L +8.40%)	2/19/2021	4/15/2031	500,000	487,972	468,680	0.5

Total CLO Debt Securities					$750,000	$736,154	$702,229	0.8%

CLO Equity Securities (6)

Allegro CLO VII, Ltd.
Subordinated Notes	14.09%		2/14/2019	6/13/2031	$3,100,000	$1,867,637	$1,185,054	1.2%

Allegro CLO 2021-2, Ltd.
Subordinated Notes	17.68%		8/23/2021	10/15/2034	5,000,000	3,949,463	3,613,826	3.9

Allegro CLO XV, LTD.
Subordinated Notes	15.81%		6/10/2022	7/20/2035	4,640,000	4,085,480	4,085,480	4.4

Anchorage Capital CLO 1-R Ltd.
Subordinated Notes	16.21%		10/5/2018	4/13/2031	2,100,000	1,397,338	1,174,614	1.3

Company and Investment (1) (2)	Interest Rate /Effective Yield (3)	Spread Above Index (4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Apex Credit CLO 2020 Ltd.
Subordinated Notes	18.37%		11/16/2020	10/20/2031	$6,170,000	$5,200,282	$4,684,755	5.1%

Apex Credit CLO 2021 Ltd.
Subordinated Notes	15.84%		5/28/2021	7/18/2034	7,140,000	5,693,406	4,788,482	5.2

Apex Credit CLO 2022-1A
Subordinated Notes	13.36%		4/28/2022	4/22/2033	8,833,176	7,239,140	7,239,140	7.8

Atlas Senior Loan Fund IX Ltd.
Subordinated Notes (7) (8)	0.00%		10/5/2018	4/20/2028	1,200,000	460,137	119,078	0.1

Atlas Senior Loan Fund X Ltd.
Subordinated Notes	9.42%		10/5/2018	1/15/2031	5,000,000	2,319,097	1,281,279	1.4

Atlas Senior Loan Fund XVII, Ltd.
Subordinated Notes	19.75%		9/20/2021	10/20/2034	6,000,000	4,632,971	4,521,098	4.9

Battalion CLO IX Ltd.
Subordinated Notes - Income	18.97%		10/10/2018	7/15/2031	1,079,022	665,273	471,188	0.5
Subordinated Notes	18.98%		10/10/2018	7/15/2031	1,770,978	1,091,837	773,352	0.8
					2,850,000	1,757,110	1,244,540	1.3
Battalion CLO XI Ltd.
Subordinated Notes	20.05%		3/20/2019	10/24/2029	5,000,000	3,989,276	3,615,524	3.9

Battalion CLO XIX Ltd.
Subordinated Notes	23.39%		3/16/2021	4/15/2034	5,000,000	2,944,665	3,161,079	3.4

BlueMountain Fuji U.S. CLO III, Ltd.
Subordinated Notes	21.32%		9/18/2019	1/15/2030	3,701,700	2,442,251	1,904,166	2.1

Company and Investment (1) (2)	Interest Rate /Effective Yield (3)	Spread Above Index (4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Crown Point CLO 4 Ltd.
Subordinated Notes	13.13%		3/22/2019	4/20/2031	$5,000,000	$3,314,738	$2,104,961	2.3%

Dryden 30 Senior Loan Fund
Subordinated Notes	48.95%		10/5/2018	11/15/2028	1,000,000	344,134	206,174	0.2

Dryden 38 Senior Loan Fund
Subordinated Notes	15.92%		10/5/2018	7/15/2030	2,600,000	1,435,015	1,011,673	1.1

Dryden 41 Senior Loan Fund
Subordinated Notes	19.87%		10/5/2018	4/15/2031	2,600,000	1,103,145	813,003	0.9

Dryden 53 CLO, Ltd.
Subordinated Notes - Income	21.59%		10/5/2018	1/15/2031	3,200,000	1,860,997	1,341,334	1.5
Subordinated Notes	25.13%		10/1/2019	1/15/2031	500,000	275,708	209,583	0.2
					3,700,000	2,136,705	1,550,917	1.7
Dryden 60 CLO, Ltd.
Subordinated Notes	19.24%		4/23/2021	7/15/2031	5,950,000	4,535,878	3,758,565	4.1

Dryden 76 CLO, Ltd.
Subordinated Notes	19.59%		9/27/2019	10/20/2032	2,250,000	1,725,260	1,569,932	1.7

Dryden 87 CLO, Ltd.
Subordinated Notes	17.46%		6/2/2021	5/20/2034	5,000,000	4,332,873	3,964,637	4.3

Dryden 95 CLO, Ltd.
Subordinated Notes	18.02%		7/29/2021	8/20/2034	6,000,000	4,891,877	4,508,015	4.9

Dryden 98 CLO, Ltd.
Subordinated Notes	14.00%		3/17/2022	4/20/2035	5,500,000	5,237,813	5,237,813	5.7

Company and Investment (1) (2)	Interest Rate /Effective Yield (3)	Spread Above Index (4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Elevation CLO 2017-7, Ltd.
Subordinated Notes (7) (8)	0.00%		10/5/2018	7/15/2030	$2,800,897	$884,797	$253,469	0.3%

Elevation CLO 2017-8, Ltd.
Subordinated Notes	13.35%		10/5/2018	10/25/2030	2,000,000	1,024,929	601,961	0.7

Elevation CLO 2021-12, Ltd.
Subordinated Notes	19.95%		5/26/2021	4/20/2032	3,500,000	2,470,575	1,953,329	2.1

Elevation CLO 2021-13, Ltd.
Subordinated Notes	18.81%		6/9/2021	7/15/2034	6,026,765	4,529,107	4,061,672	4.4

Elevation CLO 2021-14, Ltd.
Subordinated Notes	17.66%		10/29/2021	10/20/2034	7,237,500	5,698,060	5,276,611	5.7

Elevation CLO 2021-15, Ltd.
Subordinated Notes	17.94%		12/6/2021	1/5/2035	9,000,000	6,253,245	5,801,154	6.3

Flatiron CLO 2017-1, Ltd.
Subordinated Notes	21.41%		3/22/2019	5/15/2030	3,000,000	1,902,855	1,532,443	1.7

Flatiron CLO 18 Ltd.
Subordinated Notes	18.20%		10/5/2018	4/17/2031	4,500,000	3,256,950	2,585,846	2.8

Greenwood Park CLO, Ltd.
Subordinated Notes	16.77%		10/5/2018	4/15/2031	4,000,000	2,658,797	2,214,957	2.4

Halcyon Loan Advisors Funding 2018-1 Ltd.
Subordinated Notes	19.22%		3/20/2019	7/20/2031	3,000,000	1,935,608	1,349,608	1.5

Company and Investment (1) (2)	Interest Rate /Effective Yield (3)	Spread Above Index (4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
HarbourView CLO VII-R, Ltd.
Subordinated Notes (7) (8)	0.00%		10/5/2018	11/18/2026	$3,100,000	$1,886,533	$143,759	0.2%

Jamestown CLO XVI, Ltd.
Subordinated Notes	20.12%		7/29/2021	7/25/2034	3,500,000	2,374,989	2,208,062	2.4

LCM 31 CLO
Subordinated Notes	24.59%		12/18/2020	1/20/2032	1,350,000	975,138	951,757	1.0

Madison Park Funding XXIII, Ltd.
Subordinated Notes	16.53%		10/5/2018	7/27/2047	4,000,000	2,569,276	2,129,539	2.3

Madison Park Funding XXIX, Ltd.
Subordinated Notes	17.60%		12/22/2020	10/18/2047	1,000,000	657,994	597,874	0.6

Marble Point CLO X Ltd.
Subordinated Notes	10.33%		10/5/2018	10/15/2030	7,000,000	3,640,846	1,862,468	2.0

Marble Point CLO XI Ltd.
Subordinated Notes - Income	6.87%		10/5/2018	12/18/2047	1,500,000	809,133	371,721	0.4

Marble Point CLO XX, Ltd.
Subordinated Notes	15.27%		4/9/2021	4/23/2051	5,125,000	3,943,541	3,214,124	3.5

Marble Point CLO XXI, Ltd.
Subordinated Notes	15.20%		8/24/2021	10/17/2051	5,250,000	4,150,963	3,424,681	3.7

Marble Point CLO XXIII Ltd.
Subordinated Notes	14.44%		12/3/2021	1/22/2052	1,750,000	1,443,678	1,214,786	1.3

Company and Investment (1) (2)	Interest Rate /Effective Yield (3)	Spread Above Index (4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
MidOcean Credit CLO VII Ltd.
Subordinated Notes - Income (7) (8)	0.00%		3/20/2019	7/15/2029	$3,275,000	$1,228,875	$359,937	0.4%

MidOcean Credit CLO VIII Ltd.
Subordinated Notes - Income	17.13%		1/14/2019	2/20/2031	3,225,000	2,066,858	1,471,214	1.6

MidOcean Credit CLO IX Ltd.
Subordinated Notes - Income	18.30%		11/21/2018	7/20/2031	3,000,000	1,795,050	1,275,874	1.4

Niagara Park CLO, Ltd.
Subordinated Notes	21.18%		11/8/2019	7/17/2032	4,500,000	3,440,970	3,380,772	3.7

Octagon Investment Partners 39, Ltd.
Subordinated Notes	23.84%		2/27/2020	10/20/2030	3,600,000	2,121,257	1,799,202	1.9

Sound Point CLO IV-R, Ltd.
Subordinated Notes	7.66%		11/2/2018	4/18/2031	4,000,000	895,528	362,943	0.4

Steele Creek CLO 2022-1, Ltd.
Subordinated Notes	20.54%		3/1/2022	4/15/2035	5,000,000	3,592,316	3,424,831	3.7

THL Credit Wind River 2014-3 CLO Ltd.
Subordinated Notes	14.00%		10/10/2018	10/22/2031	2,778,000	1,455,300	947,991	1.0

Trinitas CLO VIII
Subordinated Notes	24.19%		4/28/2021	7/20/2117	2,800,000	1,576,158	1,262,669	1.4

Venture 33 CLO Limited
Subordinated Notes	24.94%		3/21/2019	7/15/2031	3,150,000	1,859,906	1,137,291	1.2

Company and Investment (1) (2)	Interest Rate /Effective Yield (3)	Spread Above Index (4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Vibrant CLO X Ltd.
Subordinated Notes	18.10%		5/23/2019	10/20/2031	$8,000,000	$4,429,893	$2,992,671	3.2%

Vibrant CLO XIII, Ltd.
Subordinated Notes	14.86%		6/3/2021	7/15/2034	5,000,000	4,106,179	3,307,654	3.6

Voya CLO 2017-4, Ltd.
Subordinated Notes	16.15%		10/5/2018	10/15/2030	1,000,000	637,237	367,460	0.4

Wind River 2015-1 CLO
Subordinated Notes	25.87%		4/28/2021	10/20/2030	2,600,000	1,214,342	1,014,980	1.1

Webster Park CLO
Subordinated Notes	19.42%		4/23/2021	1/20/2027	3,363,000	2,078,512	1,783,052	1.9

Zais CLO 3, Limited
Subordinated Notes - Income	11.56%		10/10/2018	7/15/2031	1,038,255	545,231	204,909	0.2
Subordinated Notes	11.56%		10/10/2018	7/15/2031	1,761,745	925,130	347,696	0.4
					2,800,000	1,470,361	552,605	0.6

Total CLO Equity Securities					$242,066,038	$164,071,447	$134,534,772	145.7%

Loan Accumulation Facilities (9)

Anchorage Capital CLO 26, Ltd.
Loan Accumulation Facility	14.50%		5/16/2022	5/16/2024	531,250	531,250	531,250	0.6

Brightwood Capital MM CLO 2022-1, Ltd.
Loan Accumulation Facility	14.50%		1/5/2022	12/31/2032	7,500,000	7,500,000	7,500,000	8.1

Company and Investment (1) (2)	Interest Rate /Effective Yield (3)	Spread Above Index (4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Marble Point CLO XXV Ltd.
Loan Accumulation Facility	14.50%		4/4/2022	3/2/2023	$4,000,000	$4,000,000	$4,000,000	4.3%

Total Loan Accumulation Facilities					$12,031,250	$12,031,250	$12,031,250	13.0%

Other CLO equity-related investments
CLO other (10)	19.04%					$547,610	$634,955	0.7%

Total Investments					$254,847,288	$177,386,461	$147,903,206	160.2%

(1)    These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act of 1933, as amended.
(2)    We do not “control” and are not an “affiliate” of any of our portfolio investments, each as defined in the Investment Company Act of 1940, as amended. In general, under the Investment Company Act of 1940, as amended, we would be presumed to “control” a portfolio investment if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio investment if we owned 5% or more of its voting securities.
(3)    The rate disclosed on CLO equity securities is the estimated effective yield, generally established at purchase and re-evaluated upon receipt of distributions, and based upon projected amounts and timing of future distributions and the projected amount and timing of terminal principal payments at the time of estimation. The estimated effective yield and investment cost may ultimately not be realized. Projected cash flows, including the amount and timing of terminal principal payments, which generally are projected to occur prior to the contractual maturity date, were utilized in deriving the effective yield of the investments. The rates disclosed on CLO debt securities reflects the contractual interest rate. The rate disclosed on Loan Accumulation Facilities represents the estimated yield to be earned on the investment. As of July 31, 2022, the Company's weighted-average effective yield on its total investments, based on current amortized cost, was 16.86%.
(4)    CLO debt securities bear interest at a rate determined by reference to three-month LIBOR (L) which resets quarterly. The rate provided for each CLO debt security is as of July 31, 2022.
(5)    The fair value of all investments was determined in good faith by the board of directors of the Company using significant, unobservable inputs.
(6)    Subordinated notes and income notes are considered CLO equity securities. CLO equity securities are entitled to recurring distributions, which are generally equal to the remaining cash flow payments made by underlying securities less contractual payments to debt holders and fund expenses.
(7)    As of July 31, 2022, the effective accretable yield has been estimated to be 0%, as the aggregate amount of projected distributions, including projected distributions related to liquidation of the underlying portfolio upon the security’s anticipated optional redemption, is less than current amortized cost. Projected distributions are periodically monitored and re-evaluated. All actual distributions will be recognized as reductions to amortized cost until such time, if and when occurring, a future aggregate amount of then-projected distributions exceeds the security’s then-current amortized cost.
(8)    Non-income producing.
(9) Loan Accumulation Facilities are financing structures intended to aggregate loans that are expected to form part of the portfolio of a future CLO. Investments in Loan Accumulation Facilities generally earn returns equal to the actual income earned on facility assets less costs and fees incurred on senior financing and manager costs. Income and return of capital distributions from investments in Loan Accumulation Facilities are generally received upon the earlier of the closing of the CLO securitization or liquidation of the underlying portfolio.
(10)    Fair value represents discounted cash flows associated with fees earned from CLO equity-related investments.